                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             3TEC Energy Corporation
                                (Name of Issuer)

                     Common Stock, par value $.02 per share
                         (Title of Class of Securities)

                                   88575R308
                                 (CUSIP Number)

                               Timothy T. Stephens
                     Plains Exploration & Production Company
                              500 Dallas, Suite 700
                              Houston, Texas 77002
                                 (713) 736-6700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 1 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 88575R308                     13D                  Page 2 of 3 Pages

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          PLAINS EXPLORATION & PRODUCTION COMPANY
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                       (b) [X]
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3         SEC USE ONLY
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4         SOURCE OF FUNDS

          See Item 3, below.
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                               [ ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                  7        SOLE VOTING POWER
  NUMBER OF
    SHARES                 7,139,465*
BENEFICIALLY     --------------------------------------------------------------
OWNED BY EACH
  REPORTING       8        SHARED VOTING POWER
 PERSON WITH
                           0
                 --------------------------------------------------------------

                  9        SOLE DISPOSITIVE POWER

                           0
                 --------------------------------------------------------------

                 10        SHARED DISPOSITIVE POWER

                           0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,139,465
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.3%**
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14        TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------
* Represents (i) 3,668,131 shares of 3TEC common stock, (ii) 1,354,851 shares of 3TEC common stock issuable upon exercise of stock warrants; (iii) 453,980 shares of Series D Preferred Stock, convertible into common shares, and (iv) 1,662,503 shares of 3TEC common stock issuable upon exercise of options.

** Based on the number of shares outstanding as of February 2, 2003, as disclosed to Plains by the Issuer in the Merger Agreement (defined below).
-------------------------------------------------------------------------------

Item 1. Security and Issuer

     This statement relates to the common stock, par value $.02 per share, and warrants and options exerciseable therefor, of 3TEC Energy Corporation, a Delaware corporation (the "Issuer" or "3TEC"). The Issuer has its principal executive offices at 700 Milam, Suite 1100, Houston, Texas 77002.

Item 2. Identity and Background

(a) - (c). This statement on Schedule 13D is being filed by Plains Exploration & Production Company, a Delaware corporation ("Plains"). The address of the principal office and business of Plains is 500 Dallas, Suite 700, Houston, Texas 77002. Plains is an independent oil and gas company primarily engaged in the upstream activities of acquiring, exploiting, developing and producing oil and gas in the United States. Information with respect to the persons specified in Instruction C of Schedule 13D is set forth on Schedule A hereto and is incorporated by reference herein.

(d) - (e). During the last five years, neither Plains nor, to the best of its knowledge, any of the persons listed on Schedule A hereto have been (i) convicted in a criminal proceeding, (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the persons specified in Instruction C of
Schedule 13D is set forth on Schedule A hereto and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Considerations

     In order to induce Plains to enter into Agreement and Plan of Merger (the "Merger Agreement") dated February 2, 2003, among 3TEC Energy Corporation, and PXP Gulf Coast Inc., a Delaware corporation and a wholly-owned subsidiary of Plains ("Merger Sub"), and Plains, those stockholders of 3TEC identified in "Item 5. Interest in Securities of 3TEC" below (each a "Stockholder" and collectively, the "Stockholders") entered into a Voting Agreement (the "Voting Agreement"), dated February 2, 2003, with Plains with respect to certain shares of 3TEC common stock beneficially owned the Stockholders (the "Shares"). Plains has not paid additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see "Item 4. Purpose of Transaction" below, which description is incorporated herein by reference in response to this Item 3. The Voting Agreement is filed herewith as Exhibit 1, by reference to its filing as Exhibit
10.2 to the Current Report on Form 8-K filed by Plains on February 3, 2003.

Item 4. Purpose of the Transaction

(a) - (b) Pursuant to the Merger Agreement, 3TEC and Merger Sub will merge and the surviving entity will be a wholly-owned subsidiary of Plains. The consummation of the transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver of several closing conditions, including the approval of the stockholders of 3TEC and Plains. Reference is made to the terms and conditions set forth in the Merger Agreement, which are incorporated herein by reference.

     Plains entered into the Voting Agreement with the Stockholders whereby each Stockholder shall, including by executing a written consent solicitation if requested by Plains, vote (or cause to be voted) the Shares: (a) in favor of the Merger, the adoption by 3TEC of the Merger Agreement and the approval of the terms thereof and each of the other Transactions and (b) against any transaction, agreement, matter or 3TEC Acquisition Proposal that would impede, interfere with, delay, postpone or attempt to discourage the Merger and the Merger Agreement.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Immediately after giving effect to the consummation of the transactions contemplated in the Merger Agreement, the current business of 3TEC will be operated by Plains through Merger Sub.

(g) - (j) Not applicable.

     Except as indicated in this statement on Schedule 13D, Plains has no specific plans or proposals that relate to or would result in any change to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The foregoing summary of the Merger Agreement and the Voting Agreement is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, which are incorporated herein by reference to Exhibits 10.1 and 10.2, respectively, to Plains's Current Report on Form 8-K filed on February 3, 2003.

Item 5. Interest in Securities of the Issuer

(a) - (b). Prior to February 2, 2003, Plains was not the beneficial owner, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of any shares of 3TEC common stock.

     As a result of entering into the Voting Agreement, Plains may be deemed to have the power to vote, and to be the beneficial owner of, 3,668,131 shares of common stock, 453,980 shares of Series D Preferred Stock, which is convertible into shares of common stock, warrants to purchase 1,354,851 shares of common stock and options to purchase 1,662,503 shares of common stock. Together these interests represent a total of 7,139,465 shares or approximately 35.3% of 3TEC's outstanding common stock. According to representations made by 3TEC in the Merger Agreement, the number of shares of common stock outstanding as of February 2, 2003 was 16,780,776 (before giving effect to common stock issuable upon exercise of options or warrants exercisable within 60 days). The foregoing beneficial ownership calculations are based upon the representations of 3TEC and the Stockholders in the Merger Agreement and Voting Agreement, respectively.

     Notwithstanding the foregoing, however, Plains (i) is not entitled to any rights as a stockholder of 3TEC with respect to the Shares and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any of the Shares other than the power provided pursuant to the Voting Agreement. Plains does not own any Shares. Plains hereby disclaims beneficial ownership of any shares of 3TEC common stock (including the Shares, which include any shares of common stock from the exercise of any of the options or warrants), and nothing contained in this statement on Schedule 13D shall be construed as an admission that any such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D.

(c) Except as described herein, there have been no transactions in shares of the 3TEC common stock by Plains, or, to the best of its knowledge, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d) - (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Other than the matters set forth herein in response to Items 3 and 4 above, Plains is not, and, to the best of Plains's knowledge, none of the persons listed in Schedule A hereto are, a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of 3TEC, including, but not limited to, the transfer of voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

  Exhibit 1. Voting Agreement dated as of February 2, 2003, by and among Plains Exploration & Production Company, 3TEC Energy Corporation, EnCap Energy Acquisition III-B, Inc., EnCap Energy Capital Fund III, L.P., BOCP Energy Partners, L.P., ECIC Corporation, Floyd C. Wilson, Stephen W. Herod and R. A. Walker (incorporated herein by reference to Exhibit 10.2 to Current Report on Form 8-K filed by Plains on February 3, 2003).

 -------------

                                   SCHEDULE A
             INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS
                   OF PLAINS EXPLORATION & PRODUCTION COMPANY

Set forth below is the name, title, business address and citizenship of each director and executive officer of Plains.

Name                                     Title                        Business Adress              Citizenship
----                                    -------                      -----------------            -------------
James C. Flores             Chairman of the Board, Chief     500 Dallas, Suite 700, Houston,          U.S.
                                 Executive Officer and a          Texas 77002
                                 Director

John T. Raymond             President and Chief Operating    500 Dallas, Suite 700, Houston,          U.S.
                                 Officer                          Texas 77002

Stephen A. Thorington       Executive Vice President and     500 Dallas, Suite 700, Houston,          U.S.
                                 Chief Financial Officer          Texas 77002

Timothy T. Stephens         Executive Vice                   500 Dallas, Suite 700, Houston,          U.S.
                                 President--Administration,        Texas 77002
                                 Secretary and General
                                 Counsel

Thomas M. Gladney           Senior Vice President of         500 Dallas, Suite 700, Houston,          U.S.
                                 Operations                       Texas 77002

Cynthia A. Feeback          Senior Vice                      500 Dallas, Suite 700, Houston,          U.S.
                                 President--Accounting and         Texas 77002
                                 Treasurer

Jerry L. Dees               Director                         500 Dallas, Suite 700, Houston,          U.S.
                                                                  Texas 77002

Tom H. Delimitros           Director                         500 Dallas, Suite 700, Houston,          U.S.
                                                                  Texas 77002

John H. Lollar              Director                         500 Dallas, Suite 700, Houston,          U.S.
                                                                  Texas 77002

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 12, 2003             PLAINS EXPLORATION & PRODUCTION COMPANY

                                       By: /s/ James C. Flores
                                          ------------------------------------
                                          James C. Flores, President and
                                          Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit 1. Voting Agreement dated as of February 2, 2003, by and among Plains Exploration & Production Company, 3TEC Energy Corporation, EnCap Energy Acquisition III-B, Inc., EnCap Energy Capital Fund III, L.P., BOCP Energy Partners, L.P., ECIC Corporation, Floyd C. Wilson, Stephen W. Herod and R. A. Walker (incorporated herein by reference to Exhibit 10.2 to Current Report on Form 8-K filed by Plains on February 3, 2003).